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                             March 22, 2023

       Simon Allen
       Chief Executive Officer
       McGraw Hill, Inc.
       8787 Orion Place
       Columbus, Ohio 43240

                                                        Re: McGraw Hill, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 8,
2023
                                                            CIK No. 0001951070

       Dear Simon Allen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted March 8, 2023

       Unaudited Pro Forma Condensed Combined Financial Informaiton
       Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended
       December 31, 2022, , page 64

   1. Please revise your pro forma statements of operations here and on pages 65 and 66 to include the historical
earnings (loss) per share and weighted average number of share outstanding for the
periods presented.
 Simon Allen
FirstName  LastNameSimon Allen
McGraw Hill,  Inc.
Comapany
March      NameMcGraw Hill, Inc.
       22, 2023
March2 22, 2023 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Consolidated Operating Results for the Nine Months Ended December 31, 2022 (Successor), the periods from August 1, 2021 to December 31, 2021
Revenue, page 97

2. We note your response to prior comment 2. Please provide the following:

                In your K-12 Supplemental Pro Forma discussion, you indicate that K-12 revenue for the nine months ended December 31, 2022 (Successor) and 2021 (Pro Forma Pre-
              Achieve3000 Acquisition by Segment) was $827.0 million and $673.2 million, respectively, representing an increase of $153.8 million or 22.8%. You discussed the factors that have contributed to this increase of $153.8 million. However, it appears that you have provided explanations for a significantly higher increase in your K-12 revenue line item; and

                In your discussion of Higher Education Supplemental Pro Forma on page 98, it appears that you have not discussed all of the factors that primarily contributed to the decrease in revenue of $25.7 million.

         This is not meant to represent an all-inclusive list of where your MD&A could be improved. Please provide appropriate quantification of amounts and further clarification throughout your discussion.
Exhibits

3. We note that revisions to your Management section identify several director nominees.
         Please file consents for the director nominees as exhibits to your registration statement.
         Refer to Rule 438 of Regulation C.
General

4. We note disclosure that indicates you entered into an interest rate cap agreement during the first fiscal quarter of 2023 (e.g., on page 154), while the notes to the financial statements indicate the agreement was entered into in January 2023 (page F-48); please revise to reconcile in light of your March 31 fiscal year-end. Please also file the agreement as an exhibit to your registration statement.
 Simon Allen
FirstName  LastNameSimon Allen
McGraw Hill,  Inc.
Comapany
March      NameMcGraw Hill, Inc.
       22, 2023
March3 22, 2023 Page 3
Page
FirstName LastName
        You may contact Charles Eastman at (202) 551-3794 or Earnest Greene at
(202) 551-
3733 if you have questions regarding comments on the financial statements and related matters.
Please contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at (202) 551-3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing